Exhibit 99.4

CAN-FITE BIOPHARMA LTD.

PROXY FOR A SPECIAL GENERAL MEETING

OF SERIES 10 WARRANT HOLDERS

TO BE HELD ON NOVEMBER 26, 2015

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The undersigned hereby appoints Dr. Pnina Fishman, Chief Executive Officer, Motti Farbstein, Chief Operating and Financial Officer, and Ronen Kantor, Adv., and each of them, attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Series 10 Warrants in Can-Fite BioPharma Ltd.  (the “Company”) which the undersigned is entitled to vote at the Special General Meeting of Series 10 Warrants Holders (the “Special Meeting”) to be held at the offices of the Company, 10 Bareket Street, Petach Tikva, Israel, on Wednesday, November 26, 2015 at 4:30 p.m. (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Special Meeting of Series 10 Warrant Holders (the “Notice”) and Proxy Statement relating to the Special Meeting (“Proxy Statement”).

The undersigned acknowledges receipt of the Notice and Proxy Statement of the Company relating to the Special Meeting. All terms that are not defined in this Proxy shall have the same meaning of such terms in the Notice and/or the Proxy Statement.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

SPECIAL GENERAL MEETING

OF SERIES 10 WARRANT HOLDERS OF

CAN-FITE BIOPHARMA LTD.

November 26, 2015, 4.30 p.m. (Israel time)

Please date, sign and mail

your proxy card in the

envelope provided as soon

as possible.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE PROPOSAL AT THE MEETING

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

To amend the terms of our Series 10 Warrants by extending the expiration date of the Series 10 Warrants from October 31, 2015 to October 31, 2016 and allowing the Series 10 Warrants to be exercised on any trading day.

☐  for             ☐ against               ☐ abstain

Concurrent Holdings	Number of Shares Held by Series 10 Warrant Holders
I hold/do not hold ordinary shares (circle one)

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Special Meeting or any adjournment or postponement thereof.

_________________   Date: ________, 2015  _____________________   Date_________, 2015

SIGNATURE                                                            SIGNATURE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.